Exhibit 99.6
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

__________________________________________	x :
SAM PILL, on behalf of himself and all others	:
similarly situated,	:

Plaintiff,	:

v.	:

NEW VALLEY CORPORATION, VECTOR GROUP LTD.,	:	Civil Action No. 1678-N
BENNETT S. LEBOW, HOWARD M. LORBER, RICHARD	:
J. LAMPEN, HENRY C. BEINSTEIN, ARNOLD I.	:
BURNS, RONALD J. KRAMER, BARRY W. RIDINGS,	:
and VICTOR M. RIVAS	:
:
Defendants,	:
__________________________________________	x
CLASS ACTION COMPLAINT
     Plaintiff alleges the following upon information and belief, based on the investigation of his counsel, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:
NATURE OF THE ACTION
     1. Plaintiff brings this action on behalf of himself and all other public shareholders of New Valley Corporation (“New Valley” or the “Company”) who are threatened with the deprivation of the value of their shares of New Valley common stock.
     2. This action seeks, inter alia, to enjoin Vector Group Ltd. (“Vector Group” or “Vector”) from acquiring all the shares of New Valley common stock that it does not currently own for grossly inadequate consideration. Vector Group, through its subsidiaries, owns approximately 57% of New Valley’s outstanding stock. Plaintiff also seeks damages in the event the transaction is consummated as presently proposed.
THE PARTIES
     3. At all relevant times Plaintiff has been and continues to be an owner of New Valley common stock.
     4. New Valley is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131. New Valley operates real estate businesses. The Company holds a 50% ownership interest in Douglas Elliman Realty, LLC, a residential real estate brokerage company, and an ownership interest in the Sheraton Keauhou Bay Resort & Spa in Hawaii and the St. Regis Hotel in Washington, D.C.
     5. Defendant Vector Group is also a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 100 S.E. Second Street, Miami, Florida 33131. Vector Group through its subsidiaries Liggett Group, Inc. and Vector Tobacco, Inc., manufactures and sells cigarettes in the United States. Vector Group owns, through a subsidiary, approximately 57% of the common shares of New Valley.
     6. Defendant Bennett S. LeBow (“LeBow”) is and has been the Chairman of Board of the Company since January 1988 and Chief Executive Officer (“CEO”) thereof since November 1994. LeBow is and has been a director of the Company since December 1987. Defendant LeBow is and has been Chairman of the Board and CEO of Vector Group since June 1990 and a director of Vector Group since October 1986, and currently holds various positions with Vector Group’s subsidiaries.
     7. Defendant Howard M. Lorber (“Lorber”) is and has been President and Chief Operating Officer of the Company since 1994. He is and has been a director of the Company since January 1991. Defendant Lorber is and has served as President, Chief Operating Officer, and a director of Vector Group since January 2001. He is also serving as the Chairman of the Board of Ladenburg Thalmann Financial Services (“Ladenburg”) which was a majority owned subsidiary of the Company until December of 2001.

     8. Defendant Richard J. Lampen (“Lampen”) is and has been Executive Vice President and General Counsel to the Company since October 1995 and has served as a director of the Company since July 1996. Defendant Lampen is and has served as Executive Vice President of Vector Group since July 1996. Lampen is also currently serving as a director for Ladenburg.
     9. Defendant Henry C. Beinstein (“Beinstein”) has been a director of the Company since November 1994. He is and has been a director of Vector Group since March 2004. Beinstein has served as a director of Ladenburg since May 2002.
     10. Defendant Arnold I. Burns (“Burns”) has been a director of the Company since November 1994.
     11. Defendant Ronald J. Kramer (“Kramer”) has been a director of the Company since November 1994. Kramer was the Chairman and CEO of Ladenburg from December 1995 to July 1999.
     12. Defendant Barry W. Ridings (“Ridings”) has been a director of the Company since November 1994.
     13. Defendant Victor M. Rivas (“Rivas”) has been a director of the Company since October 1999. Rivas was affiliated with Ladenburg from 1997 to March 2004 and was its Chairman and CEO from July 1999 to March 2004.
     14. The defendants listed in paragraphs 6 through 9 above are referred to hereinafter as the “Affiliated Defendants.” The defendants listed in paragraphs 10 through 13 above are referred to hereinafter as the “Unaffiliated Defendants.” Collectively the defendants referred to in paragraphs 6 through 13 will be referred to as the “Director Defendants.” The Director Defendants, as directors and/or officers of New Valley, have a fiduciary relationship and responsibility to Plaintiff and the other public shareholders of the Company and owe to them the highest obligations of good faith, loyalty, fair dealing, due care and candor.
     15. Defendant Vector Group, as a controlling shareholder of New Valley, owes a fiduciary duty to the Company’s minority shareholders not to use its majority position to wrongfully benefit itself at the minority shareholders’ expense.

     16. The Company’s Board of Directors (the “Board”) lacks independence. Vector Group owns 57% of the Company and its controlling stock interest has allowed it to hand-pick the directors and officers of the Company. Four members of the eight person Board are also directors and/or officers of Vector Group. Defendant LeBow is the Chairman of the Board and CEO of Vector Group; defendant Lorber is the President, COO and a director of Vector Group; and defendant Lampen is the Executive Vice President of Vector Group. Defendant Beinstein is a director of Vector Group. Under the circumstances, the Company’s Board is dominated and controlled by Vector Group, and the Affiliated Defendants and cannot be expected to act independently to protect the Company’s public shareholders in transactions which benefit Vector Group at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of New Valley, or their successors in interest, who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to any of the Defendants.
     18. This action is properly maintainable as a class action because:
          a. The Class is so numerous that joinder of all members is impracticable. There are more than 10 million shares of the Company’s common stock outstanding owned by hundreds of holders other than defendants and their affiliates. The Company’s stock is traded on the NASDAQ;
          b. There are questions of law and fact which are common to the Class including, inter alia, the following:
                    (i) whether the proposed transaction is grossly unfair to the Class;
                    (ii) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

                    (iii) whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated; and
                    (iv) whether the Class is entitled to injunctive relief and/or damages as a result of defendants’ wrongful conduct;
          c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class;
          d. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole; and
          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
     19. On September 27, 2005, before the opening of the U.S. securities markets, Vector Group issued a press release announcing that it had sent a letter to the Board of New Valley stating its intention to acquire all of the outstanding shares of the common stock of New Valley that Vector Group does not already own (the “Transaction”). The Transaction will take the form of an Exchange Offer followed by a short form merger. The letter stated that Vector expected to commence the Exchange Offer on October 12, 2005.
     20. On September 28, 2005, the day following Vector Group’s transmittal of its letter, the Company’s Board of Directors issued a statement that it would advise its shareholders of the Company’s position with respect to the Exchange Offer by either October 25, 2005 or ten days after the commencement of the Exchange Offer. However, the Board of the Company did not

announce or otherwise indicate that it intended to form a committee of Unaffiliated Directors to perform an analysis and evaluation of the Exchange Offer and Transaction.
     21. Under the terms of the Exchange Offer as stated in the September 27, 2005 letter, Vector Group will exchange 0.461 shares of Vector Group common stock for each outstanding share of New Valley stock. The closing price for Vector Group common stock on September 27, 2005, on the New York Stock Exchange was $19.65, thereby resulting in an effective offer price to New Valley’s public shareholders of $9.06 per share as of the date of the announcement of the Exchange Offer and a modest 21 % premium over the closing price of New Valley common stock on September 26, 2005. The Exchange Offer will be subject to the condition that Vector Group shall obtain at least ninety (90%) percent of the outstanding common shares of New Valley. The letter also states Vector’s intention to consummate a short form merger at the same consideration as the short form merger. However, Vector Group did not indicate any intention to negotiate with or otherwise seek acceptance of the Exchange Offer and Transaction by New Valley or its Unaffiliated Directors.
     22. The purpose of the Exchange Offer and short form merger is to enable Vector Group to acquire one hundred (100%) percent equity ownership of New Valley and its valuable assets for its own benefit at the expense of New Valley’s public stockholders who, for inadequate consideration, will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.
     23. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, will unfairly and coercively deprive plaintiff and the other members of the Class of the true value of their investment in New Valley.
     24. The proposed Transaction is coercive and the product of unfair dealing, and the consideration per share to be given to Class members is inadequate and unfair, for the following reasons:
          (a) New Valley’s Board of Directors has a fiduciary duty to inform itself and to make accurate and unbiased disclosures to New Valley’s shareholders of material facts that those shareholders need to consider in acting on a tender offer. In light of Vector Group’s domination and control of New Valley and its Board of Directors, it is unfair and coercive to consummate what amounts to a takeover of the Company’s remaining public shares without a recommendation and input by Unaffiliated Directors. Because a special committee of Unaffiliated Directors has not been formed to independently evaluate the Exchange Offer with the assistance of independent financial and legal advisors, the New Valley shareholders will not be in a position to fairly evaluate the Transaction and will be unduly influenced and coerced to accept the Exchange Offer;
          (b) Because Vector Group dominates and controls the financial, business and corporate affairs of New Valley, and because the Director Defendants hold executive and director positions within New Valley, defendants are in possession of private corporate information concerning New Valley’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between Vector Group and the public stockholders of New Valley which makes it inherently unfair and coercive for Vector Group to pursue any proposed transaction wherein it will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value; and
          (c) Vector Group is taking advantage of a temporary decline in the price of New Valley common stock. For example, the Company’s common stock was trading as high as $7.98 per share on August 17, 2005, its 52 week high and a higher price than on September 27, 2005, when it closed at $7.45 per share and the Transaction was announced; and
          (d) Because Vector Group dominates the voting power of the Company’s Board of Directors and owns 57% of its common stock, it is unlikely that any party will make a competing bid to acquire the Company;
     25. By reason of the foregoing, the Director Defendants have violated, and will continue to violate (unless the Exchange Offer is enjoined) their fiduciary duty owed to the public shareholders of New Valley by acting to put the interests of Vector Group ahead of those of New Valley’s public shareholders.
     26. The Director Defendants have violated their fiduciary duty owed to the public shareholders of the Company by not forming a special committee of Unaffiliated Directors with full power to retain legal and financial experts, to review the offer before giving the Board’s recommendation to the Shareholders on whether or not to accept the offer.

     27. By reason of the foregoing, the Affiliated Defendants have used their positions as executives and directors of the Company to the detriment of plaintiff and the other members of the Class.
     28. As a result of defendants’ wrongful conduct, Plaintiff and the other members of the Class will be damaged in that they have not and will not receive their fair proportion of the value of New Valley’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of New Valley’s common stock.
     29. Plaintiff and the Class may suffer irreparable damage unless defendants are enjoined from consummating the Transaction.
     30. Plaintiff has no adequate remedy at law.
     WHEREFORE, Plaintiff prays for judgment and relief as follows:
                    (1) Ordering that this action may be maintained as a class action and certifying Plaintiff as Class representative and Plaintiffs counsel as Class counsel;
                    (2) Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the contemplated Exchange Offer and Transaction;
                    (3) In the event the contemplated Exchange Offer is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;
                    (4) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them, including, without limitation, compensatory damages, and account for all profits and any special benefits obtained as a result of defendants’ unlawful conduct;
                    (5) Awarding Plaintiff the costs of this action, including a reasonable allowance for Plaintiffs attorneys’ and experts’ fees; and
                    (6) Granting such other and further relief as the Court may deem just and proper.

Dated: September 29, 2005

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
By:	/s/
Carmella P. Keener (DSBA No. 2810)
919 North Market Street Suite 1401, Citizens Bank Center P.O. Box 1070 Wilmington, Delaware 19899-1070 Telephone: (302) 659-4433 Attorneys for Plaintiff

OF COUNSEL:
WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
Telephone: (212) 759-4600